Exhibit 99.4

Constellium Prices Notes Offering

Amsterdam, November 2, 2017 – Constellium N.V. (NYSE and Euronext Paris: CSTM) (“Constellium” or the “Company”) today announced that the Company has priced a private offering (the “Notes Offering”) of $500 million of senior unsecured notes due 2026 (the “Dollar Notes”) and €400 million of senior unsecured notes due 2026 (the “Euro Notes” and together with the Dollar Notes, the “Notes”). The Dollar Notes will bear interest at a rate of 5.875% per annum, and the Euro Notes will bear interest at a rate of 4.25% per annum, in each case payable semi-annually in arrears. The Notes will be guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Offering is expected to close on November 9, 2017, subject to customary closing conditions.

The Company expects to use the net proceeds from the Offering, together with cash on hand and proceeds from its recently announced offering of Class A ordinary shares (the “Equity Offering”), to repurchase pursuant to its recently announced tender offers (the “Tender Offers”), and/or redeem, satisfy and discharge in accordance with the applicable indentures, all of its outstanding 7.875% Senior Secured Notes due 2021, 7.00% Senior Notes due 2023, and 8.00% Senior Notes due 2023 (collectively, the “Tender Offer Notes”). Constellium intends to use the remaining net proceeds, if any, from the Offering and the Equity Offering for general corporate purposes.

The Notes will be offered and sold to qualified institutional buyers in the United States pursuant to Rule 144A and outside the United States pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase the ordinary shares, the Notes or any other securities, shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful, and shall not constitute a notice of redemption of the Tender Offer Notes.

About Constellium

Constellium (NYSE and Euronext Paris: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €4.7 billion of revenue in 2016.

Forward-looking Statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. This press release may contain “forward looking statements” with respect to the Equity Offering, the Notes Offering, the Tender Offers, the redemption of the Tender Offer Notes, our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise Metals to achieve expected synergies and the timing thereof, Constellium’ s increased levels of indebtedness which could limit Constellium’ s operating flexibility and opportunities; the potential failure to retain key employees, the loss of customers, suppliers and other business relationships; disruptions to business operations; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F and our registration statement on Form F-3, filed on October 30, 2017, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.